UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

                               or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

              Commission File Number:  000-14555

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

                    LEESPORT FINANCIAL CORP.
                 401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                    LEESPORT FINANCIAL CORP.
                    1240 Broadcasting Road
                    Wyomissing, PA 19610
                    (610) 208-0966



Item 1.     Financial Statements and Exhibits

            a.  Financial Statements

                1.  Report of Beard Miller Company LLP

                2. Audited Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001.

                3.  Audited Statements of Changes in Net Assets
                    Available for Benefits for each of the
                    years in the two year period ended
                    December 31, 2002.

                4.  Notes to Financial Statements.

            b.  Exhibits

               23    Consent of Beard Miller Company LLP

               99.1  Certification of Plan Administrator
                     pursuant to 18 U.S.C. Section 1350

               99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

                                1



                    Leesport Financial Corp.
                 401(K) RETIREMENT SAVINGS PLAN

                         TABLE OF CONTENTS

                                                        PAGE NO.

FINANCIAL STATEMENTS:

     Independent Auditor's Report                            3

     Statements of Net Assets Available for Benefits         4

     Statements of Changes in Net Assets Available
       for Benefits                                          5

     Notes to Financial Statements                           6

SUPPLEMENTARY INFORMATION:

     Independent Auditor's Report on Supplementary
       Information                                          13

     Form 5500 - Schedule H - Line 4i - Schedule of
       Assets (Held at End of Year)                         14

                                2



                  INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Leesport Financial Corp. 401(k)
    Retirement Savings Plan
Wyomissing, Pennsylvania

     We have audited the accompanying statements of net assets available for benefits of Leesport Financial Corp. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                               /s/BEARD MILLER COMPANY LLP



Reading, Pennsylvania
June 11, 2003

                                3



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       December 31,
                                                -------------------------
                                                   2002           2001
                                                ----------     ----------
ASSETS

  Investments, at fair value:
     Money market fund                          $   44,388      $       -
     Mutual funds                                4,062,910      4,141,916
     Leesport Financial Corp. common stock         215,645        122,625
     Participant loans                              37,438         33,664
                                                ----------     ----------
                                                 4,360,381      4,298,205
                                                ----------     ----------
  Receivables:
     Participants' contributions                    14,798         12,582
     Employer's contributions                        9,060          7,758
     Other                                             282            350
                                                ----------     ----------
                                                    24,140         20,690
                                                ----------     ----------
  Cash                                              14,950          3,705
                                                ----------     ----------

     Total Assets                                4,399,471      4,322,600

LIABILITY

     Other                                             485              -
                                                ----------      ---------

     Net Assets Available for Benefits          $4,398,986     $4,322,600
                                                ==========     ==========

                                4



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                Years Ended December 31,
                                                -------------------------
                                                   2002           2001
                                                ----------     ----------
INVESTMENT INCOME (LOSS)

  Net appreciation (depreciation) in fair
    value of investments:
     Mutual funds                               $  (696,031)   $  (655,611)
     Leesport Financial Corp. common stock           40,340          9,347
  Interest and dividends                             94,234        123,917
                                                -----------    -----------
                                                   (561,457)      (522,347)
                                                -----------    -----------

CONTRIBUTIONS

  Participants                                      453,303        376,319
  Employer                                          256,478        222,924
  Rollovers                                          62,302        240,741
                                                -----------    -----------
                                                    772,083        839,984
                                                -----------    -----------

BENEFITS PAID TO PARTICIPANTS                      (124,695)      (754,232)
                                                -----------    -----------

OTHER                                                (9,545)          (210)
                                                -----------    -----------

     Net Increase (Decrease) before Plan Merger      76,386       (427,805)

TRANSFERS IN FROM PLAN MERGERS                            -        958,052
                                                -----------    -----------

     Net Increase                                    76,386        530,247

NET ASSETS AVAILABLE FOR BENEFITS -
  BEGINNING OF YEAR                               4,322,600      3,792,353
                                                -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR  $4,398,986     $4,322,600
                                                ===========    ===========

                                5



Note 1 - Description of the Plan

    The following description of the Leesport Financial Corp.
401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

     The Plan is a contributory defined contribution plan covering employees of Leesport Financial Corp., formerly First Leesport Bancorp, Inc. (the Company), who have at least one month of service and are 18 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). During 2001, amounts attributable to the Merchants Bank of Pennsylvania Employee Savings Profit Sharing Plan were merged into the Plan at the election of the participants in accordance with available investment options disclosed herein.

Participation

     An employee becomes a participant in the Plan on the first day of the calendar quarter next following the date eligibility requirements are met.

Service Rules

     Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

Contributions

     There are two types of contributions that can be added to a participant's account: an employee salary deferred contribution and an employer matching contribution. Participants may contribute a portion of their annual pre-tax compensation by way of a salary deferral contribution up to the maximum amount allowed under current federal income tax laws. The employer contributes an amount equal to 100% of the participant's salary deferral contributions, up to a maximum of 3% of the participant's compensation and 50% of the participant's salary deferral contributions, up to a maximum of the next 4% of the participant's compensation. The participants may direct their contributions into several different investment options.

                                6


Participants' Accounts

    Each participant's account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation and depreciation of Plan assets). Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.


Vesting

     A participant is 100% vested at all times in the participant's salary deferral account regardless of the number of years of service. If participants cease participation, other than by retirement, disability or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

                                         Percent
          Years of Service                Vested
          ------------------------     ----------

            Less than 1                     0%
                1                          20%
                2                          40%
                3                          60%
                4                          80%
                5                         100%

Payment of Benefits

     Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum.
Upon termination of service other than by retirement, disability or death, a participant will receive a lump sum payment if the total of his/her vested account balance does not exceed $5,000. If the account balance exceeds $5,000, the assets will generally be held in a trust until the participant's normal or early retirement date. However, terminated participants may elect to receive their salary deferral accounts at any time.

     There were distributions due to participants in the amount of $309 and $-0- at December 31, 2002 and 2001, respectively.

                                7

Participant Loans

     Participants may borrow from their accounts up to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date that the loan is made, or 50% of their vested account balance. If the participant's vested account balance is $20,000 or less, the maximum loan shall not exceed the lesser of $10,000 or 100% of the participant's vested account balance. Loan terms range from 1-5 years, however, repayment terms can exceed five years if the loan is used for the purchase of a primary residence. The loans bear interest at a reasonable interest rate defined as the prevailing interest rate charged by local financial institutions in the business of lending money for secured personal loans. The repayment of these loans is made through payroll deductions.


Administrative Expenses

     Administrative costs of the Plan are absorbed by the Plan.
However, if the balance of the forfeiture account is not adequate to pay the expenses, the Plan sponsor pays the administrative expenses.

Forfeited Accounts

     As of December 31, 2002 and 2001, forfeited employer matching non-vested accounts amounted to $8,864 and $11,563, respectively. Forfeitures of employer matching non-vested accounts are used to pay future administrative expenses of the Plan. During the years ended December 31, 2002 and 2001, forfeitures applied against administrative expenses amounted to $8,863 and $-0-, respectively.

Note 2 - Summary of Accounting Policies

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

     The financial statements of the Plan are prepared on the accrual basis of accounting.

                                8

Valuation of Investments

     Investments in cash, money market funds, mutual funds and the Leesport Financial Corp. common stock are stated at fair value by reference to quoted market prices. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.

     Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

     Benefit payments to participants are recorded when paid.

Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Investments

     The Plan's investments are held in a trust fund administered by Pennsylvania Pension Planners, Inc. The following table presents the fair value of investments as of December 31:

                                9

          Investments                            2002              2001
----------------------------------------    -------------     ------------
At quoted market prices:
  Money market fund,
    MFS Money Market Fund                   $    44,388       $         -

  Mutual funds:
    MFS Global Equity Fund A                    194,925          184,134
    MFS Emerging Growth Fund A                  311,248 *        382,239 *
    MFS Bond Fund A                             337,414 *        252,319 *
    Massachusetts Investors Growth Stock
      Fund A                                    470,060 *        493,105 *
    MFS Research Fund A                         672,193 *        821,069 *
    MFS Total Return Fund A                   1,346,370 *      1,374,252 *
    MFS Limited Maturity Fund A                 515,886 *        496,198 *
    MFS Value Fund A                            191,166          138,600
    MFS Strategic Value Fund A                   23,648                -

**  Common stock, Leesport Financial Corp.      215,645          122,625

At cost, which approximates fair value,
  participant loans                              37,438           33,664
                                              ---------        ---------

                                             $4,360,381       $4,298,205
                                             ==========       ==========

*      Represents 5% or more of net assets as of the respective
       year-end.
**     Represents a Plan asset with a related party.

     The net appreciation (depreciation) in fair value of investments for each significant class of investments consists of the following for the years ended December 31:

                                                 2002             2001
                                             ----------       ----------
    Mutual funds                             $(696,031)       $(655,611)
    Leesport Financial Corp. common stock       40,340            9,347
                                             ---------        ---------

                                             $(655,691)       $(646,264)
                                             =========        =========

                                10

Note 4 - Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

     The Plan is operating under a prototype non-standardized 401(k) profit sharing plan prepared by Pennsylvania Pension Planners, Inc. The prototype plan obtained its latest determination letter on November 27, 2001, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 - Related Party Transactions

     Certain Plan investments are shares of the money market fund and mutual funds that are managed by the custodian of the Plan. The Plan also holds an investment in 11,110 and 8,175 shares of common stock of the Plan sponsor at December 31, 2002 and 2001, respectively. Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Note 7 - Reconciliation of Financial Statements to Form 5500

     A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2002:

                                11

     Net assets available for benefits per
       the financial statements                                $4,398,986
     Amounts allocated to withdrawing participants                    309
                                                               ----------

         Net Assets Available for Benefits per the
           Form 5500                                           $4,398,677
                                                               ==========

     A reconciliation of benefits paid to participants according to the financial statements consists of the following for the year ended December 31, 2002:


        Benefits paid to participants per the
          financial statements                                 $124,695
        Amounts allocated to withdrawing participants               309
                                                               --------

            Benefits Paid to Participants per the
              Form 5500                                        $125,004
                                                               ========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

Note 8 - Subsequent Event

     A 5% stock dividend was declared by the Board of Directors of the Company on March 19, 2003 with a record date of April 1, 2003 and was distributed to shareholders on April 15, 2003. The stock dividend resulted in the receipt of 161,949 shares and cash for fractional shares of $7,000.

                                12



     Independent Auditor's Report on Supplementary Schedule




To the Board of Directors
Leesport Financial Corp. 401(k)
  Retirement Savings Plan
Wyomissing, Pennsylvania

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                 /S/BEARD MILLER COMPANY LLP

Reading, Pennsylvania
June 11, 2003

                                13



SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500 - Schedule H - Line 4i
EIN:  23-2766979
PN:  003

                                           December 31, 2002
-------------------------------------------------------------------------------------------
                                                                        **         Current
(a)       Identity of Issue (b)        Description of Investment (c)   Cost (d)   Value (e)
---   -------------------------------  -----------------------------   --------   ---------
*    MFS Money Market Fund             Money market fund                  N/A       $44,388
*    MFS Global Equity Fund A          Mutual fund                        N/A       194,925
*    MFS Emerging Growth Fund A        Mutual fund                        N/A       311,248
*    MFS Bond Fund A                   Mutual fund                        N/A       337,414
*    Massachusetts Investors
        Growth Stock Fund A            Mutual fund                        N/A       470,060
*    MFS Research Fund A               Mutual fund                        N/A       672,193
*    MFS Total Return Fund A           Mutual fund                        N/A     1,346,370
*    MFS Limited Maturity Fund A       Mutual fund                        N/A       515,886
*    MFS Value Fund A                  Mutual fund                        N/A       191,166
*    MFS Strategic Value Fund A        Mutual fund                        N/A        23,648
*    Leesport Financial Corp.          Common stock                       N/A       215,645
     Participant loans                 5.25% to 10.50%                     0         37,438
                                                                                  ---------

                                                                                 $4,360,381
                                                                                 ==========

*  Party-in-interest.
** Historical cost has not been presented as all investments are participant directed.

                                14



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of Leesport Financial Corp. 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 30, 2003        Leesport Financial Corp.
                             401(k) Retirement Savings Plan

                             Leesport Financial Corp.


                             By: /s/Sheila Reppert
                                 ---------------------
                                    Sheila Reppert
                                    Plan Administrator

                                15



                          Exhibit Index

Exhibit Number

23      Consent of Beard Miller Company LLP

99.1    Certification of Plan Administrator pursuant to
        18 U.S.C. Section 1350

99.2    Certification of Chief Financial Officer pursuant to
        18 U.S.C. Section 1350

                                16